UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-160307

HUGHES NETWORK SYSTEMS, LLC

HNS FINANCE CORP.

(See Table of Additional Registrants)

(Exact name of registrant as specified in its charter)

11717 Exploration Lane, Germantown, Maryland 20876, (301) 428-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 1/2% Senior Notes Due 2014 (issued in 2009)*

Guarantees of 9 1/2% Senior Notes Due 2014 (issued in 2009)**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9 1/2% Senior Notes Due 2014 (issued in 2009): 26

Guarantees of 9 1/2% Senior Notes Due 2014 (issued in 2009): 26

*Hughes Network Systems, LLC and HNS Finance Corp. are the registrants in respect of the 9 1/2% Senior Notes Due 2014 (issued in 2009).

**Each of the additional registrants is a registrant in respect of the Guarantees of 9 1/2% Senior Notes Due 2014 (issued in 2009).

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Primary standard industrial classification code number	Commission File Nos.	Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers

Advanced Satellite Research, LLC	Delaware	4899	333-160307-02	333 South 520 West, Suite 330 Lindon, Utah 84042 (801) 764-9020

Helius, LLC	Utah	4899	333-160307-01	333 South 520 West, Suite 330 Lindon, Utah 84042 (801) 764-9020

Helius Acquisition, LLC	Utah	4899	333-160307-03	333 South 520 West, Suite 330 Lindon, Utah 84042 (801) 764-9020

HNS Real Estate, LLC	Delaware	4899	333-160307-06	11717 Exploration Lane Germantown, MD 20876 (301) 428-5500

HNS-India VSAT, Inc.	Delaware	4899	333-160307-05	11717 Exploration Lane Germantown, MD 20876 (301) 428-5500

HNS-Shanghai, Inc.	Delaware	4899	333-160307-04	11717 Exploration Lane Germantown, MD 20876 (301) 428-5500

Hughes Network Systems International Service Company	Delaware	4899	333-160307-07	11717 Exploration Lane Germantown, MD 20876 (301) 428-5500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 24, 2011

HUGHES NETWORK SYSTEMS, LLC

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Senior Vice President, General Counsel
and Secretary

HNS FINANCE CORP.

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Vice President, General Counsel
and Secretary

HUGHES NETWORK SYSTEMS INTERNATIONAL SERVICE COMPANY

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Vice President, General Counsel
and Secretary

HNS REAL ESTATE, LLC

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Vice President, General Counsel
and Secretary

HNS-INDIA VSAT, INC.

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Vice President, General Counsel
and Secretary

HNS-SHANGHAI, INC.

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Vice President, General Counsel
and Secretary

HELIUS, LLC

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Secretary

HELIUS ACQUISITION, LLC

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Secretary

ADVANCED SATELLITE RESEARCH, LLC

By:	/s/ Dean A. Manson
	Name:	Dean A. Manson
	Title:	Secretary